I-many, Inc.

399 Thornall Street, 12th Floor

Edison, NJ 08839

January 12, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549-0404

Attention: Barbara Jacobs, Assistant Director

Re:	I-many, Inc.

Registration Statement on Form S-3

File No. 333-139126

Dear Ms. Jacobs:

On behalf of I-many, Inc. (“I-many” or the “Company”), set forth below are responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated January 5, 2007 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Concurrently, the Company is filing Amendment No. 1 to its Registration Statement on Form S-3 in order to reflect these responses.

Selling Shareholders, page 7

1.	Please revise this section to include a discussion of the November 6, 2006 unregistered offering, which relates to the shares covered by this registration statement since we consider this information to be part of the material relationship with the selling shareholder. The revised disclosure should include a discussion of the terms of the warrants. In addition we were unable to locate any agreements, such as the warrant agreements, associated with the private placement transaction. Please file any such agreements with your pre-effective amendment or incorporate them by reference from prior filings, such as your November 1, 2006 8-K.

Response:	The Company has revised its disclosure to include a discussion of the unregistered offering. In addition, the Company is incorporating by reference from its prior filings the material agreements relating to the private placement.

I-many, Inc.

January 12, 2007

Incorporation of Certain Documents by Reference, page 13

2.	We note that you while you have incorporated the amended Form 10-K for the year ended December 31, 2005 in which corrections were made, you did not file the December 31, 2005 Form 10-K that was initially filed. Item 12 of Form S-3 requires that you file your latest annual report on Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report. Please therefore revise this section to incorporate by reference the Form 10-K filed on 3/16/06.

Response:	The Company has revised this section to incorporate by reference the Form 10-K filed on March 16, 2006.

Part II

Undertakings

3.	It appears that the undertaking required by Item 512(a)(5)(i) or (ii) of Regulation S-K applies to you. Please revise to include the undertaking in your amended filing or advise as to why you believe the undertaking is not required.

Response:	The Company has included the undertaking required by Item 512(a)(5)(i).

Form 10-K for the fiscal year ended December 31, 2005, as amended

Forms 10-Q for the fiscal periods ended March 31, June 30 and September 30, 2006

Disclosure Controls and Procedures

4.	We note that you provide a complete definition of “disclosure controls and procedures” in paragraph (a) when first defining the term. However, you go on to state that the certifying officers concluded that the company’s disclosure controls and procedures were effective in timely alerting them “to material information required to be included in [y]our periodic SEC filings and that information required to be disclosed by [you] in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms that [y]our internal controls are effective to provide reasonable assurance that [y]our financial statements are fairly presented in conformity with generally accepted accounting principles.” This definition differs from what is called for under Rule 13a-15(e) or 15d-15(e) of the Exchange Act. Therefore, please confirm, if true, that your disclosure controls and procedures met all of the requirements as described in the rule for the relevant period. Further, please confirm that you will conform your disclosure to the rule requirements in future filings.

I-many, Inc.

January 12, 2007

Response:	The Company confirms that its disclosure controls and procedures met all of the requirements as described in Rule 13a-15(e) to the reasonable assurance level and that it will conform its disclosure to the rule requirements in future filings.

The Company is concurrently with this response filing an acceleration request seeking acceleration of effectiveness for 10:00 a.m. on Tuesday, January 16, 2007. Accordingly, if you require additional information, please telephone the undersigned as soon as possible at (207) 228-2298.

Sincerely yours,

/s/ Robert G. Schwartz, Jr.

Robert G. Schwartz, Jr.

cc: Ms. Maryse Mills-Apenteng